SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G*
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
(Amendment No. 4)*

Key Energy Services, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

492914106
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	492914106	13G	Page 2 of 12 Pages

1.	NAMES OF REPORTING PERSONS
	MHR INSTITUTIONAL PARTNERS III LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5.	SOLE VOTING POWER

NUMBER OF		13,266,146

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		13,266,146

WITH	8.	SHARED DISPOSITIVE POWER

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	13,266,146

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	10.7%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	492914106	13G	Page 3 of 12 Pages

1.	NAMES OF REPORTING PERSONS
	MHR INSTITUTIONAL ADVISORS III LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5.	SOLE VOTING POWER

NUMBER OF		13,266,146

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		13,266,146

WITH	8.	SHARED DISPOSITIVE POWER

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	13,266,146

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	10.7%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	492914106	13G	Page 4 of 12 Pages

1.	NAMES OF REPORTING PERSONS
	MHR FUND MANAGEMENT LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5.	SOLE VOTING POWER

NUMBER OF		16,666,419

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		16,666,419

WITH	8.	SHARED DISPOSITIVE POWER

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	16,666,419

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	13.4%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	492914106	13G	Page 5 of 12 Pages

1.	NAMES OF REPORTING PERSONS
	MARK H. RACHESKY, M.D.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5.	SOLE VOTING POWER

NUMBER OF		16,666,419

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		16,666,419

WITH	8.	SHARED DISPOSITIVE POWER

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	16,666,419

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	13.4%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN; HC

Page 6 of 12 Pages

          This statement on Schedule 13G (this “Statement”) further amends and supplements, as Amendment No. 4, the statement on Schedule 13G filed on July 19, 2007 (the “Initial 13G”), which was amended on August 27, 2007 by Amendment No. 1 to the Initial 13G (“Amendment No. 1”), on December 6, 2007 by Amendment No. 2 to the Initial 13G (“Amendment No. 2”) and on February 14, 2008 by Amendment No. 3 to the Initial 13G (“Amendment No. 3 ”, and together with the Initial 13G, Amendment No. 1 and Amendment No. 2, the “Schedule 13G”), and relates to shares of common stock, par value $0.10 per share (the “Shares”), of Key Energy Services, Inc. (the “Issuer”). This Statement is being filed by the Reporting Persons (as defined below) to report a decrease in the number of Shares which the Reporting Persons may be deemed to beneficially own as of the date hereof. Capitalized terms used in this Statement but not defined herein shall have the respective meanings given to such terms in Amendment No. 3.

Page 7 of 12 Pages

Item 1(a).   Name of Issuer:
Key Energy Services, Inc.
Item 1(b).   Address of Issuer’s Principal Executive Offices:
1301 McKinney Street, Suite 1800
Houston, TX 77010
Item 2(a).   Name of Person Filing:
This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):
1. MHR Institutional Partners III LP (“Institutional Partners III”);
2. MHR Institutional Advisors III LLC (“Institutional Advisors III”);
3. MHR Fund Management LLC (“Fund Management”); and
4. Mark H. Rachesky, MD (“Dr. Rachesky”).
This Statement relates to securities held for the accounts of each of MHR Institutional Partners II LP (“Institutional Partners II”), MHR Institutional Partners IIA LP (“Institutional Partners IIA”) and Institutional Partners III, each a Delaware limited partnership. MHR Institutional Advisors II LLC (“Institutional Advisors II”) is the general partner of each of Institutional Partners II and Institutional Partners IIA and, in such capacity, may be deemed to beneficially own the Shares held for the accounts of each of Institutional Partners II and Institutional Partners IIA. Institutional Advisors III is the general partner of Institutional Partners III and, in such capacity, may be deemed to beneficially own the Shares held for the account of Institutional Partners III. Fund Management is a Delaware limited liability company that is an affiliate of and has an investment management agreement with Institutional Partners II, Institutional Partners IIA and Institutional Partners III and other affiliated entities, pursuant to which it has the power to vote or direct the vote and to dispose or to direct the disposition of the Shares reported herein and, accordingly, Fund Management may be deemed to beneficially own the Shares reported herein which are held for the account of each of Institutional Partners II, Institutional Partners IIA and Institutional Partners III. Dr. Rachesky is the managing member of Institutional Advisors II, Institutional Advisors III and Fund Management and, in such capacity, may be deemed to beneficially own the Shares held for the accounts of each of Institutional Partners II, Institutional Partners IIA and Institutional Partners III.
Item 2(b).   Address of Principal Business Office or, if none, Residence:
The address of the principal business office of each of the Reporting Persons is 40 West 57th Street, 24th Floor, New York, NY 10019.

Page 8 of 12 Pages

Item 2(c).   Citizenship:
1. Institutional Partners III is a Delaware limited partnership.
2. Institutional Advisors III is a Delaware limited liability company.
3. Fund Management is a Delaware limited liability company.
4. Dr. Rachesky is a United States citizen.
Item 2(d).   Title of Class of Securities:
Common Stock
Item 2(e).   CUSIP Number:
492914106
Item 3.   If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Page 9 of 12 Pages

Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned:
As of the date hereof:
1.	Institutional Partners II may be deemed to be the beneficial owner of 966,176 Shares held for its own account.

2.	Institutional Partners IIA may be deemed to be the beneficial owner of 2,434,097 Shares held for its own account.

3.	Institutional Advisors II may be deemed to be the beneficial owner of 3,400,273 Shares. This number consists of (A) 966,176 Shares held for the account of Institutional Partners II and (B) 2,434,097 Shares held for the account of Institutional Partners IIA.

4.	Institutional Partners III may be deemed to be the beneficial owner of 13,266,146 Shares held for its own account.

5.	Institutional Advisors III may be deemed to be the beneficial owner of 13,266,146 Shares. This number consists of 13,266,146 Shares held for the account of Institutional Partners III.

6.	Fund Management may be deemed to be the beneficial owner of 16,666,419 Shares. This number consists of all of the Shares otherwise described in this Item 4(a) by virtue of Fund Management’s investment management agreement with Institutional Partners II, Institutional Partners IIA and Institutional Partners III.

7.	Dr. Rachesky may be deemed to be the beneficial owner of 16,666,419 Shares. This number consists of all of the Shares otherwise described in this Item 4(a) by virtue of Dr. Rachesky’s position as the managing member of each of Fund Management, Institutional Advisors II and Institutional Advisors III.
(b) Percent of class:

The percentages used herein are calculated based upon the information contained in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2009, which disclosed that there were 123,942,776 Shares outstanding as of October 28, 2009.

1.	Institutional Partners II may be deemed to be the beneficial owner of approximately 0.8% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act.

2.	Institutional Partners IIA may be deemed to be the beneficial owner of approximately 2.0% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act.

3.	Institutional Advisors II may be deemed to be the beneficial owner of approximately 2.7% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act.

4.	Institutional Partners III may be deemed to be the beneficial owner of approximately 10.7% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act.

5.	Institutional Advisors III may be deemed to be the beneficial owner of approximately 10.7% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act.

6.	Fund Management may be deemed to be the beneficial owner of approximately 13.4% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act.

7.	Dr. Rachesky may be deemed to be the beneficial owner of approximately 13.4% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act.

Page 10 of 12 Pages

(c) Number of Shares as to which the person has:
1.	Institutional Partners II
(i)	Sole power to vote or to direct the vote: 966,176

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 966,176

(iv)	Shared power to dispose or to direct the disposition of: 0
2.	Institutional Partners IIA
(i)	Sole power to vote or to direct the vote: 2,434,097

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 2,434,097

(iv)	Shared power to dispose or to direct the disposition of: 0
3.	Institutional Advisors II
(i)	Sole power to vote or to direct the vote: 3,400,273

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 3,400,273

(iv)	Shared power to dispose or to direct the disposition of: 0
4.	Institutional Partners III
(i)	Sole power to vote or to direct the vote: 13,266,146

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 13,266,146

(iv)	Shared power to dispose or to direct the disposition of: 0
5.	Institutional Advisors III
(i)	Sole power to vote or to direct the vote: 13,266,146

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 13,266,146

(iv)	Shared power to dispose or to direct the disposition of: 0
6.	Fund Management
(i)	Sole power to vote or to direct the vote: 16,666,419

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of:16,666,419

(iv)	Shared power to dispose or to direct the disposition of: 0
7.	Dr. Rachesky
(i)	Sole power to vote or to direct the vote: 16,666,419

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 16,666,419

(iv)	Shared power to dispose or to direct the disposition of: 0

Page 11 of 12 Pages

Item 5. Ownership of Five Percent or Less of a Class.
This Item 5 is not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
The partners of each of Institutional Partners II, Institutional Partners IIA and Institutional Partners III, including Institutional Advisors II and Institutional Advisors III, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of each of Institutional Partners II, Institutional Partners IIA and Institutional Partners III in accordance with their respective ownership interests in Institutional Partners II, Institutional Partners IIA and Institutional Partners III.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
This Item 7 is not applicable.
Item 8. Identification and Classification of Members of the Group.
This Item 8 is not applicable.
Item 9. Notice of Dissolution of Group.
This Item 9 is not applicable.
Item 10. Certification.
By signing below each signatory certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 12 of 12 Pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.
February 12, 2010

MHR INSTITUTIONAL PARTNERS III LP

By: MHR Institutional Advisors III LLC, its General Partner

By:	/s/ Hal Goldstein

Name: Hal Goldstein
Title: Vice President

MHR INSTITUTIONAL ADVISORS III LLC

By:	/s/ Hal Goldstein

Name: Hal Goldstein
Title: Vice President

MHR FUND MANAGEMENT LLC

By:	/s/ Hal Goldstein

Name: Hal Goldstein
Title: Managing Principal

MARK H. RACHESKY, M.D.

By:	/s/ Hal Goldstein, Attorney in Fact